SUB-ITEM 77.I
Terms of new or amended securities

(a) N/A
(b) The Registrant began offering Investor Class shares of the EmVee Fund, a series of the Registrant, during the period. In addition, Strategic Allocation:
Moderate, a series of the Registrant, began offering R Class shares during the period. The following describes all classes of the funds, including Investor Class and R Class, as called for by the applicable registration item:

Each fund is a separate series of shares issued by American Century Strategic Asset Allocations, Inc., the Registrant, and shares of each fund have equal voting rights. Each fund votes separately on matters affecting that fund exclusively. Voting rights are not cumulative, so that investors holding more than 50% of the Registrant's (i.e., all funds') outstanding shares may be able to elect a Board of Directors. The Registrant undertakes dollar-based voting, meaning that the number of votes a shareholder is entitled to is based upon the dollar amount of the shareholder's investment. The election of directors is determined by the votes received from all Registrant shareholders without regard to whether a majority of shares of any one fund voted in favor of a particular nominee or all nominees as a group.

The assets belonging to each series or class of shares are held separately by the custodian and the shares of each series or class represent a beneficial interest in the principal, earnings and profit (or losses) of investments and other assets held for each series or class. Within their respective series or class, all shares have equal redemption rights. Each share, when issued, is fully paid and non-assessable.

In the event of complete liquidation or dissolution of the funds, shareholders of each series or class of shares will be entitled to receive, pro rata, all of the assets less the liabilities of that series or class.

Each shareholder has rights to dividends and distributions declared by the fund he or she owns and to the net assets of such fund upon its liquidation or dissolution proportionate to his or her share ownership interest in the fund. Shares of each fund have equal voting rights, although each fund votes separately on matters affecting that fund exclusively.

The difference in the fee structures between the classes is the result of their separate arrangements for shareholder and distribution services and not the result of any difference in amounts charged by the advisor for core investment advisory services. Accordingly, core investment advisory expenses do not vary by class.

Investor and Institutional Class shares have no up-front or deferred charges, commissions or 12b-1 fees. Institutional Class shares are offered primarily through employer-sponsored retirement plans, or through institutions like banks, broker-dealers and insurance companies.

Advisor Class and C Class shares are offered primarily through employer-sponsored retirement plans or through institutions like banks, broker-dealers and insurance companies.

C Class shares are sold at their net asset value without an initial sales charge. However, if a shareholder sells his C Class shares within 12 months of their purchase, he will pay a sales charge the amount of which is contingent upon the length of time the shares have been held.

Any applicable CDSC may be waived in the following cases:
o Redemptions through systematic withdrawal plans not exceeding 12% annually of the lesser of the original purchase cost or current market value
o        Distributions from IRAs due to attainment of age 591/2
o Required minimum distributions from retirement accounts upon reaching age 70 1/2 o Tax-free returns of excess contributions to IRAs o Redemptions due to death or post-purchase disability o Exchanges, unless the shares acquired by exchange are redeemed within the original CDSC period o If no broker was compensated for the sale

R Class shares are offered primarily through employer-sponsored retirement plans and through institutions like investment advisors, banks, broker-dealers and insurance companies. R Class shares are sold at their net asset value without an initial sales charge.

The C, Advisor and R Class shares have 12b-1 plans under which each class pays an annual fee based on the fund's average net assets to the distributor. The plans provide for the funds to pay annual fees of 1.00% for C Class shares, and 0.50% for Advisor and R Class shares to the distributor. The distributor pays all or a portion of such fees to the investment advisors, banks, broker-dealers insurance companies and recordkeepers that make such shares available.

Redemption proceeds are calculated using the net asset value (NAV) next determined after a transaction request is received in good order. However, American Century reserves the right to delay delivery of redemption proceeds up to seven days. For example, each time an investment is made with American Century, there is a seven-day holding period before redemption proceeds from those shares will be released, unless satisfactory proof is provided that the purchase funds have cleared. For funds with CheckWriting privileges, American Century will not honor checks written against shares subject to this seven-day holding period. Investments by wire generally require only a one-day holding period. If a shareholder changes his address, American Century may require that any redemption request made within 15 days be submitted in writing and be signed by all authorized signers with their signatures guaranteed. If a shareholder changes his bank information, American Century may impose a 15-day holding period before proceeds are transferred or wired to the shareholder's bank.

In addition, American Century reserves the right to honor certain redemptions with securities rather than cash.

If, during any 90-day period, fund shares worth more than $250,000 (or 1% of the value of the fund's assets if that amount is less than $250,000) are redeemed, American Century reserves the right to pay part or all of the redemption proceeds in excess of this amount in readily marketable securities instead of in cash. The fund managers would select these securities from the fund's portfolio. A payment in securities can help the fund's remaining shareholders avoid tax liabilities that they might otherwise have incurred had the fund sold securities prematurely to pay the entire redemption amount in cash.

American Century will value these securities in the same manner as used in computing the fund's net asset value. American Century may provide these securities in lieu of cash without prior notice. Also, if payment is made in securities, brokerage or other transaction costs may be incurred to convert the securities to cash.

If a shareholder's redemption would exceed this limit and he would like to avoid being paid in securities, he must provide American Century with an unconditional instruction to redeem at least 15 days prior to the date on which the redemptions transaction is to occur. The instruction must specify the dollar amount or number of shares to be redeemed and the date of the transaction. This minimizes the effect of the redemption on the fund and its remaining investors.

If an account balance falls below the minimum initial investment amount for any reason other than as a result of market fluctuation, American Century will notify the account holder and allow 90 days to meet the minimum. If the deadline is not met, American Century reserves the right to redeem the shares in the account and send the proceeds to the account holder's address of record. A, B or C Class shares may be subject to a sales charge as a result of the redemption. A shareholder may also incur tax liability if shares are redeemed in this manner.

American Century may require a signature guarantee for the following transactions:
o A shareholder's redemption or distribution check, Check-A-Month or automatic redemption is made payable to someone other than the account owners
o A shareholder's redemption proceeds or distribution amount is sent by wire or EFT to a destination other than his personal bank account
o A shareholder is transferring ownership of an account over $100,000 American Century reserves the right to require a signature guarantee for other transactions.